UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number 001-39016

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition

On February 10, 2021, InMode Ltd. (the “Company”) announced its fourth quarter 2020 financial results and financial results for the year ended December 31, 2020. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated February 10, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors
February 10, 2021